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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                 Schedule 14D-9
                                (Amendment No. 1)

                      Solicitation/Recommendation Statement

                       Pursuant to Section 14(d)(4) of the

                         Securities Exchange Act of 1934


                Winthrop California Investors Limited Partnership
                -------------------------------------------------
                            (Name of Subject Company)


                Winthrop California Investors Limited Partnership
                -------------------------------------------------
                        (Name of Person Filing Statement)

                      Units of Limited Partnership Interest
                      -------------------------------------
                         (Title of Class of Securities)

                                      None
                                      ----
                      (CUSIP Number of Class of Securities)


                                 Carolyn Tiffany
              Winthrop Financial Associates, A Limited Partnership
                          5 Cambridge Center, 9th Floor
                         Cambridge, Massachusetts 02142
                                 (617) 234-3000

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications
                  on Behalf of the Person(s) filing Statement)





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         This Amendment No. 1 amends the Schedule 14D-9 filed by Winthrop
California Investors Limited Partnership, a Delaware limited partnership (the "Partnership") on December 9, 1999 relating to the tender offer of Sutter/Jamboree Acquisition Fund, LLC ("Sutter"), to purchase up to 1,000 Units at a purchase price of $1,500 per Unit, pursuant to the terms and conditions of an Offer to Purchase dated November 24, 1999, and the related Letter of Transmittal, as amended by Amendment No. 1 and Amendment No. 2, pursuant to which Sutter has now offered to purchase any and all Units (3,500 Units) at a purchase price of $2,300 per Unit (together, the "Sutter Offer").


3.       Identity and Background

         Item 3 is hereby amended by adding the following:

         On December 14, 1999, counsel for the Partnership sent a letter to counsel for Sutter Opportunity Fund, LLC rejecting the request of Sutter Opportunity Fund, LLC to obtain a list of Limited Partners.

         On December 21, 1999, the Partnership's legal counsel informed Sutter that (i) in view of the anticipated filing of the Partnership's Form 10-K for 1998, the Partnership had agreed to mail the Sutter Offer offering materials to Limited Partners and (ii) the Partnership will not consent to any transfer of Units unless Limited Partners have previously received the 1998 audited financial statements of the Partnership.

         On December 22, 1999, the Partnership agreed to provide Sutter Opportunity Fund, LLC with a list of the Partnership's limited partners and the Partnership and Sutter Opportunity Fund, LLC agreed to file a stipulation (the "Stipulation") with the Delaware Chancery Court dismissing with prejudice the action which Sutter Opportunity Fund, LLC had commenced. On December 23, 1999, the Partnership forwarded the list to Sutter Opportunity Fund, LLC.

         On January 6, 2000, Sutter filed Amendment No. 2 to its Schedule 14D-1 which amendment contained a letter, dated January 6, 2000, to Limited Partners. On January 7, 2000, counsel to the Partnership sent a letter to counsel for Sutter indicating that (i) Sutter's letter of January 6, 2000 to Limited Partners was materially misleading with respect to the description of proration rights and (ii) there was reason to believe that Sutter had failed to disclose in its Schedule 14D-1 information with respect to the interest of an affiliate of Sutter in the headquarters facility in which the Partnership has an interest as well as the debt on such property. The letter demanded that Sutter file an amendment to its Schedule 14D-1 correcting the foregoing misleading disclosure and omission and promptly inform Limited Partners of the substance of such amendment. Further, the letter stated that Sutter and its affiliate, Sutter


                                       2
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Opportunity Fund, LLC, failed to comply with the requirements of the Stipulation by failing to deliver copies of Sutter's two most recent amendments to its
Schedule 14D-1 to the Partnership's counsel prior to filing such amendments with the Securities and Exchange Commission. The letter demanded compliance with the provisions of the Stipulation.


Item 4.  The Solicitation or Recommendation

         Item 4 is hereby amended to add the following:

              The information set forth in the letter to Limited Partners attached hereto as Exhibit (a)(ii) is incorporated by reference.


8.  Material to be Filed as Exhibits

         Item 8 is hereby amended by adding the following:

         The following Exhibits are filed herewith:

         Exhibit (a)(ii) - Letter from the Partnership to the limited partners, dated January 10, 2000

         Exhibit (c)(iv) - Letter from Partnership to Smith, Katzenstein &
                           Furlow, dated December 14, 1999.*

         Exhibit (c)(v)  - Letter from Partnership's legal counsel to Sutter, dated December 21, 1999.**

         Exhibit (c)(vi) - Letter from legal counsel to the Partnership to legal counsel to Sutter, dated January 7, 2000




---------------------

*        Incorporated by reference to Exhibit (c)(v) to the Partnership's
         Schedule 14D-9 filed on January 3, 2000.

**       Incorporated  by  reference to Exhibit  (c)(vi) to the  Partnership's
         Schedule  14D-9 filed on January 3, 2000.



                                       3
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                   WINTHROP CALIFORNIA INVESTORS
                                    LIMITED PARTNERSHIP

                                   By: WINTHROP FINANCIAL ASSOCIATES,
                                       A LIMITED PARTNERSHIP,
                                       Managing General Partner

                                   By: /s/Michael L. Ashner
                                   ------------------------
                                       Michael L. Ashner
                                       Chief Executive Officer



                                       4

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                                                                 Exhibit (a)(ii)

                WINTHROP CALIFORNIA INVESTORS LIMITED PARTNERSHIP
                          5 Cambridge Center, 9th Floor
                         Cambridge, Massachusetts 02142
                                 (617) 234-3000

                                January 10, 2000

Dear Limited Partner:

         At this point you should have received two offers to purchase your units of limited partnership interest in Winthrop California Investors Limited Partnership (the "Partnership"). One offer is being made by Quadrangle Associates II L.L.C. ("Quadrangle") and the other offer is being made by Sutter/Jamboree Acquisition Fund, LLC ("Sutter/Jamboree").

         In connection with these offers, please note the following:

         o The current purchase price for units in Quadrangle's offer is $2,500 and the current purchase price for units in Sutter/Jamboree's offer is $2,300.

         o Although Sutter/Jamboree has stated that you can sell all of your units without concern for proration, the Sutter/Jamboree offer specifically provides for proration and, in fact, depending on the number of units tendered, Sutter/Jamboree may be required to prorate to avoid adverse tax consequences to limited partners.

         o Both the Sutter/Jamboree offer and the original Quadrangle offer had blue letters of transmittal1. Accordingly, if you decide to tender, care should be taken to use the correct letter of transmittal.

         In our letter dated December 9, 1999, we recommended against tendering in the Sutter/Jamboree offer as we believed that the Sutter/Jamboree purchase price was below the value of your units. We still believe that the purchase price offered by Sutter/Jamboree is below the value of your units and, accordingly, continue to recommend against your tendering units to Sutter/Jamboree. Further, as was stated in our letter dated January 3, 2000 with respect to the Quadrangle offer, due to the affiliation between Quadrangle and the general partners of the Partnership, we make no recommendation and are remaining neutral as to whether limited partners should tender their units to Quadrangle.

         Furthermore, regardless of the purported expiration dates in the Sutter/Jamboree offer and the Quadrangle offer, as has been stated in our previous letters relating to the offers, we will not effect any transfers of units until such time as current financial information on the Partnership




---------------------

1 It is our understanding that Quadrangle used a yellow letter of transmittal in its most recent mailing in which it increased its purchase price.

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sufficient to enable limited partners to make an informed decision as to whether to transfer units is available. We believe that such information will be available in the near future.

         If you have any questions or would like further information, please contact us at (617) 234-3000.

                                   Sincerely,

                                   WINTHROP CALIFORNIA INVESTORS
                                            LIMITED PARTNERSHIP




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                                                                 Exhibit (c)(iv)

                       [LETTERHEAD OF POST & HEYMANN, LLP]




                                 January 7, 2000

VIA FACSIMILE AND
US MAIL

Paul J. Derenthal, Esq.
Derenthal & Dannhauser
One Post Street, Suite 575
San Francisco, California  94104

         Re:      Winthrop California Investors Limited Partnership

Dear Paul:
         This letter is written on behalf of our client, Winthrop California Investors Limited Partnership (the "Partnership"), with respect to the offer of your client, Sutter/Jamboree Acquisition Fund, LLC, to purchase units of limited partnership interest in the Partnership.

         Your client's letter of January 6, 2000 to limited partners of the Partnership, which was filed with the Securities and Exchange Commission as part of your client's Amendment No. 2 to Schedule 14D-1, is materially misleading with respect to the description of proration rights. Amendment No. 2 to your client's Schedule 14D-1 specifically provides for proration rights and, in order to satisfy the requirements of the Partnership's Agreement of Limited Partnership, limits the number of units that your client is obligated to purchase pursuant to its offer. Notwithstanding this explicit condition, your client has unequivocally told limited partners in its January 6 letter that "your units will not be pro-rated." This statement is materially misleading.

         We also have reason to believe that an affiliate of your client beneficially owns interests in the headquarters office facility in which the Partnership has an interest as well as the debt on such property. Your client's
Schedule 14D-1 fails to disclose this adverse interest.

         Your client, and its affiliate, Sutter Opportunity Fund, LLC, have now on two separate occasions violated the specific provisions of a Stipulation filed in the Delaware Chancery Court. The Stipulation requires that a copy of all materials to be mailed to the Partnership's limited partners in connection with your client's offer be delivered to Richards, Layton & Finger by facsimile, hand delivery or electronic mail prior to the time that such materials are filed electronically on the Edgar system. Your client has intentionally breached the provisions of the Stipulation by failing to deliver, let alone timely deliver, copies of Amendment No. 1 or Amendment No. 2 to its Schedule 14D-1, which it filed on the Edgar system on December 29, 1999 and January 6, 2000, respectively.


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         We hereby demand that your client immediately file an amendment to its
Schedule 14D-1 correcting the misleading disclosures and omissions referred to above and promptly inform limited partners of the substance of that amendment. We also demand that you comply with the provisions of the Stipulation.

         Unless your client rectifies these failures, our client intends to take appropriate action to enforce the rights of the Partnership and to protect the interests of the Partnership's limited partners.

                                   Sincerely,



                                   David J. Heymann

DJH/db

cc:      Mr. Michael Ashner
         Mr. Robert Dixon